Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel +1 312 782 0600
Main Fax +1 312 701 7711

March 13, 2013	www.mayerbrown.com

VIA EDGAR AND OVERNIGHT DELIVERY	David A. Schuette
Direct Tel +1 312 701 7363
Mark P. Shuman	Direct Fax +1 312 706 8201
Branch Chief-Legal	dschuette@mayerbrown.com
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Textura Corporation

Amended Confidential Draft Registration Statement on Form S-1

Submitted February 22, 2013

CIK No. 0001565337

Dear Mr. Shuman:

This letter is being furnished on behalf of Textura Corporation (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 8, 2013 to Patrick J. Allin, Chief Executive Officer of the Company, with respect to the above-referenced filing.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. We have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing a further amended confidential draft registration statement (“Amendment No. 2”). Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes. All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted. We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the filing of the amended confidential draft registration statement.

Prospectus Summary

Our Strategy, page 4

1.                                      Leadership profiles contained in your Internet website indicate that you had client activities in the United Kingdom, Eastern Europe and in the Middle East. Please tell us whether any of these prior or current agreements and activities are material to the current securities offering, and whether discussion of historical activities and difficulties is appropriate to put your disclosures regarding your global strategy in context.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has no significant current agreements or activities within the United Kingdom, Eastern Europe and the Middle East.  The Company further advises the Staff that it concluded that none of its prior agreements or activities in such regions are material to this offering because they related to periods prior to those for which financial statements are presented in the prospectus and occurred sufficiently in the past such that they do not inform the Company’s current global strategy.  Furthermore, the Company has evaluated the risk factors disclosed in the prospectus in light of these prior activities and concluded that the risk factors adequately address the risks associated with the Company’s current global strategy.

The Company further advises the Staff that it believes the experience gained in connection with its more recent entry into Canada, Australia and New Zealand provides the basis for the Company’s belief that it has accumulated significant experience with the process necessary to enter new markets successfully in accordance with its global strategy.

2.                                      You state that based on your market research you believe you may be able to increase the number of industries you serve. Please expand to discuss briefly the nature and scope of the market research you performed. Similarly, please expand your disclosures referencing construction clients to provide quantitative and more specific qualitative information regarding these clients and their characteristics.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages 4-5 and 80 of the prospectus to provide further disclosure regarding (a) the research the Company performed and (b) the Company’s construction clients.

Selected Consolidated Financial Data, page 39

3.                                      We note that you added disclosure on page 6 to indicate you will use $8.1 million of net proceeds from this offering to repay indebtedness. Revise to include pro forma earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding borrowings. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X .

Response:  The Company acknowledges the Staff’s comment and advises the Staff that the indebtedness to be paid with the proceeds of this offering was incurred during the quarter ending March 31, 2013.  Consequently, the repayment would not affect the calculation of pro forma earnings per share for the periods shown.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 41

4.                                      The use of the term “high visibility of reported revenue” does not appear to provide meaningful insight into the registrant’s financial condition. Please revise to explain with specificity the meaning of the term “high visibility of reported revenue.”

Response:  The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3, 43, 71 and 77-78 of the prospectus.

5.                                      Please further expand the disclosures made in response to prior comment 21, to include quantitative data buttressing disclosures regarding the predictability of the aggregate number of new projects being managed on your platform.

Response: The Company acknowledges the Staff’s comment and has revised pages 43 and 77-78 of the prospectus.

Critical Accounting Policies and Estimates

Share-Based Compensation, page 48

6.                                      You indicate in your response to prior comment 26 that you believe fair value disclosures are more applicable to this section of the prospectus. Please note that the intent of the last sentence of prior comment 26 was to request disclosure of the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the fair value (i.e., rather than exercise price) of the options outstanding as of the most recent balance sheet date included in the registration statement. Accordingly, please consider providing this disclosure as requested in prior comment 26.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 50 of the prospectus.

Audited Financial Statements of Textura Corporation

Note 3. Acquisitions, page F-17

7.                                      We note your revised disclosures in response to prior comment 41. Please revise to disclose that you have an 85% voting equity interest in Submittal Exchange. See ASC 805-10-50-2.

Response:   The Company acknowledges the Staff’s comment and advises the Staff that it has revised pages F-17 and F-43 of the prospectus to indicate the Company’s voting interest with respect to various matters.

8.                                      You state in your response to prior comment 43 that the acquisitions have been fully integrated into your financial reporting systems and the earnings resulting from the acquisitions since their respective acquisition dates cannot be calculated without unreasonable effort. Please revise to disclose this information. In this regard we note that ASC 805-10-50-2(h) indicates that if disclosure of any of the information required by (h) is impracticable, the acquirer shall disclose that fact and explain why the disclosure is impracticable.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page F-18 of the prospectus.

Note 18. Subsequent Event, page F-34

9.                                      Your disclosure on page F-25 indicates that the preferred stock is eligible for redemption at the option of the holder in October 2014. However, we note your disclosure on page F-34 indicates that you received notice waiving the stockholder’s right to require the Company to redeem the stock until October 2014. It is unclear to us based on your current disclosure whether the preferred stock is redeemable at some future time or whether all redemption rights have been waived. Please clarify whether the preferred stock is redeemable and if so when the holder may redeem.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on F-25 of the prospectus.

Unaudited Financial Statements of Textura Corporation

Note 10. Subsequent Events, page F-49

10.                               We note that the company acquired certain assets and assumed certain liabilities of PlanSwift on January 31, 2013 for a total estimated purchase price of $10 million. Please provide us with your analysis in determining whether or not the acquired entity represents a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X or SAB 80.

Response:    The Company acknowledges the Staff’s comment and advises the Staff that the Company has performed its analysis of the Planswift, LLC acquisition and has determined that the acquired entity does not represent a significant subsidiary pursuant to Rule 1-02(w) of Regulation S-X (substituting 20% for 10% in each significance test as provided by Rule 3-05 of Regulation S-X) or SAB 80.  The investment test was calculated at 19.4% significance, based upon consolidated total assets of the Company as of September 30, 2012 of $51,099,385 and total consideration transferred of $9,925,187.  The asset test was calculated at 1.3% significance, based upon total assets of the acquiree at December 31, 2012 of $689,603 and consolidated total assets of the Company as of September 30, 2012 of $51,099,385.  The income test was calculated at 6.6% significance, based upon income before income taxes of the acquiree of $1,239,194 for the year ended December 31, 2012 and the absolute value of the Company’s loss before income taxes of $18,793,723 for the year ended September 30, 2012.  All three of the tests resulted in significance of less than 20%, and therefore no historical financial statements of the acquiree are required to be included in the registration statement.

* * * * *

If you have any questions regarding the foregoing, feel free to contact the undersigned at (312) 701-7363.

Sincerely,

/s/ David A. Schuette

David A. Schuette

Cc:                             Ivan Griswold, Securities and Exchange Commission

Melissa Feider, Securities and Exchange Commission

Christine Davis, Securities and Exchange Commission

Franco Turrinelli, Textura Corporation

Ryan Lawrence, Textura Corporation